Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

This filing consists of a press release distributed by Peoples Energy Corporation and WPS Resources Corporation on August 2, 2006 on filing an application with the Illinois Commerce Commission to combine the two companies.

News Release
August 2, 2006

WPS Resources and Peoples Energy File with ICC to
Combine Companies, Request Expedited Review
ICC is one approval in process to combine two historic companies

Green Bay, WI and Chicago, IL - WPS Resources Corporation (NYSE: WPS) and Peoples Energy Corporation (NYSE: PGL) today filed an application with the Illinois Commerce Commission (ICC) to combine the two companies. Both companies are seeking expedited approval of the application by January 1, 2007. This is one of several regulatory approvals necessary to complete the merger of the companies.

The combined company joins WPS Resources, which was named Fortune's “Most Admired Company” in the energy industry and Forbes’ “Best Managed Utility Company in America” earlier this year, and Peoples Energy, which has a 150-year tradition of safe and reliable customer service.

“The overall result of the combination of WPS Resources and Peoples Energy will be larger, stronger, and more diversified regulated operations in the Midwest. In a consolidating industry, in which size, scale and diversity of the customer base matter, we are convinced that both companies have found the best possible partner, and that both companies’ customers will benefit from the merger in ways that would not be possible but for the merger,” said Larry Weyers, Chairman, President and CEO of WPS Resources, who will serve as President and CEO of the combined company.

Peoples Gas and North Shore Gas, subsidiaries of Peoples Energy, had been planning to file a request for delivery rate increases and will still need such increases as neither company has filed for new rates in more than 10 years. However, those plans are now being postponed so that WPS Resources and Peoples Energy can focus on gaining approvals for the combination. This will result in no delivery rate increases to customers of those two utilities in 2007.

The ICC application indicates that Peoples Gas and North Shore Gas will seek a base delivery rate increase in 2007, to take effect in 2008. In addition, they will make no further requests until 2009, which, if approved, would take effect in 2010. From a customer perspective, the cost savings identified from the combination of the companies are expected to limit delivery rate increases after 2008 for Peoples Gas and North Shore Gas from what otherwise may have been necessary without the merger.

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WPS, Peoples Energy Make ICC Filing
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The merger will create a combined and newly named energy holding company headquartered in Chicago, with nearly 1,700,000 natural gas utility customers throughout the Midwest, almost 500,000 electric utility customers in Wisconsin and Michigan, and non-regulated energy operations in many parts of the United States and Canada.

The combination of the companies will enable the realization of substantial benefits for all of its customers, employees, and shareholders in the form of economies, efficiencies, and operating effectiveness across the corporate, shared services, and regulated operating areas. These synergies relate to a variety of operational functions and will result in benefits that will accrue to utility customers now and in the future.

“The skills that WPS Resources will bring to the combination -- including customer service focus, strong community involvement, and a commitment to a disciplined approach to managing the business and processes -- are skills that can be applied universally,” said Weyers. “The gas companies’ personnel know how to operate and maintain an established urban system and their customer service personnel are familiar with the issues facing their particular customer bases. We anticipate that the knowledge of these employees, and the management skills that WPS Resources brings to the merger, will combine to yield a higher level of customer service and operational efficiency and effectiveness.”

The combination is conditioned upon approval by the shareholders of both companies, expiration or early termination of the applicable Hart-Scott-Rodino waiting period, and the approval of various state and federal regulatory authorities, including the Federal Energy Regulatory Commission and the Illinois Commerce Commission. WPS Resources will also seek Public Service Commission of Wisconsin approval of an amendment to its affiliated interest agreement. The merger agreement contains other customary closing conditions.

About WPS Resources Corporation
WPS Resources (NYSE: WPS), based in Green Bay, Wisconsin, is a holding company with five major subsidiaries providing electric and natural gas energy and related services in both regulated and non-regulated energy markets. Its largest subsidiary is Wisconsin Public Service Corporation, a regulated electric and natural gas utility serving northeastern Wisconsin and a portion of Michigan's Upper Peninsula. Wisconsin Public Service serves more than 425,000 electric customers and 308,000 natural gas customers. Another subsidiary, Upper Peninsula Power Company, is a regulated electric utility that serves approximately 52,000 electric customers in Michigan's Upper Peninsula. Michigan Gas Utilities Corporation is a regulated natural gas utility serving 161,000 customers in lower Michigan. Minnesota Energy Services Corporation is a regulated natural gas utility serving more than 200,000 customers throughout Minnesota.

WPS Resources' major non-regulated subsidiary consists of WPS Energy Services, Inc., a diversified non-regulated energy supply and services company serving commercial, industrial and wholesale customers and aggregated groups of residential customers. Its principal market is the northeast quadrant of the United States and adjacent portions of Canada. Its principal operations are in Illinois, Maine, Michigan, Ohio, Texas, Virginia, and Wisconsin in the United States and Alberta, Ontario, and Quebec in Canada. WPS Energy Services also owns and/or operates non-regulated electric generation facilities in Wisconsin, Maine, Pennsylvania, New York, and New Brunswick, Canada; steam production facilities in Arkansas and Oregon; and a partial interest in a synthetic fuel processing facility in Kentucky.

Visit the WPS Resources Web site at www.wpsr.com for additional information.

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About Peoples Energy
Peoples Energy, (NYSE: PGL) a member of the S&P 500, is a diversified energy company consisting of four primary business segments: Gas Distribution, Oil and Gas Production, Energy Assets and Energy Marketing. Peoples Gas and North Shore Gas, regulated utilities, deliver natural gas to about one million customers in the City of Chicago and 54 communities in northeastern Illinois. The company’s non-utility businesses include Peoples Energy Services (PESC) and Peoples Energy Production (PEP). PESC, launched in 1996, serves more than 25,000 customers. PESC provides a portfolio of products to manage energy needs of business, institutional and residential consumers in today's volatile and complex energy market. The company recently won approval to offer services in Michigan, Ohio and New York. PEP, founded in 1998, is primarily focused on acquiring proven, onshore reserves with upside potential in a limited number of strategic supply basins. Value is then added through drilling programs, production enhancements and reservoir optimization. The company’s acquisition and drilling efforts are primarily focused on natural gas. Visit our website at www.peoplesenergy.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as “anticipate,” “expect,” “intend,” “may,” “could,” “project,” “believe” and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources’ and Peoples Energy’s periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this press release are based upon information presently available, and neither WPS Resources nor Peoples Energy assumes any obligation to update any forward-looking statements.

Additional Information
This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.
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Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Contact Information:

For WPS Resources Corporation
James F. Schott (Regulatory Affairs)
(920) 433-1350

For Peoples Energy
Douglas Ruschau (Investor Relations)
Vice President, Finance and Treasurer
(312) 240-3818

Rod Sierra (Media)
Vice President, Communications and Government Relations
(312) 240-4567